OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66052

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/25</u> AND ENDING <u>12/31/25</u>

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SEACAP SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

152 WEST 57TH STREET, 17TH FLOOR - CARNEGIE HALL TOWERS

(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICAHEL T MARRONE 646-930-1906   MMARRONE@SEACAPASECURITIES.COM

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC

(Name – if individual, state last, first, and middle name)

3500 LENXO RD., SUITE 1500	ATLANTA	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009		3514	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARGARET CHAN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SEACAP SECURITIES LLC _____, as of 12/31 _____, 2 025 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORRAINE ALEJANDRO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6149012
Qualified in Nassau County
Commission Expires 12/16/2026

Signature: _____

Title: _____
CEO

Lorraine Alejandro
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.1Ba-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEACAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025

SEACAP SECURITIES LLC

TABLE OF CONTENTS

December 31, 2025

The accompanying notes are an integral part of this financial statement.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Seacap Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Seacap Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

February 24, 2026
Atlanta, Georgia


Rubio CPA, PC

SEACAP SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	80,848
Prepaids expenses and deposits		3,402
Other		153
Total Assets	$	84,403

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Due to affiliates	$	10,553
Total Liabilities		10,553
MEMBERS' EQUITY		73,850
Total Liabilities and Members' Equity	$	84,403

The accompanying notes are an integral part of this financial statement.

Note 1 - Business Summary

Seacap Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company organized in December 2004 and became a broker-dealer in June 2005. As a limited liability company, the members' liability is limited to their investment.

The Company provides financial advisory and investment banking services to aviation and related industries as well as small and medium-size corporations. Services consist of secured asset-based financings, private and public debt/equity offerings and placements, corporate financing and merger and acquisition advisory services.

Note 2 - Summary of Significant Accounting Policies

Cash

The Company maintains its bank account at a high credit quality financial institution. The balance at time may exceed federally insured limits.

Basis of Presentation

The Company's financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to income taxes. Instead, the Company's members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for income tax has been provided for in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Accordingly, actual results could differ from the estimates that were assumed in preparing the financial statements.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $70,295, which was $20,295 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025 was 0.15 to 1.00.

Note 4 - Related Party Transactions

The Company is a party to an expense sharing agreement with one of its members as well as an affiliate of the Company for occupancy and certain general and administrative services provided to the Company. The Company's share of expenses is calculated based upon estimated usage. The Company remits payment for such expenses or amounts due are forgiven by the member and recorded as capital contributions by the Company. Allocated expenses to the Company under the agreement amounted to approximately $24,000 for the year ended December 31, 2025. There is no balance due to the member arising from allocated expenses to the Company under this agreement.

Separately, the Company has affiliated entities who at times pay for and subsequently seek reimbursement of certain operating expenses of the Company. The balance due to affiliates on the accompanying statement of financial condition arose from such expenses that were paid for on behalf of the Company by the affiliates that have yet to be reimbursed.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if this agreement did not exist.

Note 5 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

Note 6 – Segment Reporting

The Company has one reportable segment: investment banking. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 7 - Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued.